

June 19, 2015

Thomas J. Fallon
Chief Executive Officer
Infinera Corporation
140 Caspian Court
Sunnyvale, CA 94089

> **Re: Infinera Corporation**
> **Registration Statement on Form S-4**
> **Filed June 8, 2015**
> **File No. 333-204806**

Dear Mr. Fallon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you may be relying on one of the cross-border provisions in Rule 14d-1 to conduct your exchange offer while you have filed a registration statement for the issuance of securities in the exchange. Please provide us your analysis of the compliance with the requirements of Rule 14d-1(c) or 14d-1(d), as the case may be. We may have further comment.

Cover Page

2.   Please disclose the closing price per share of Infinera and Transmode common stock as of April 8, 2015, the last day prior to announcement of the offer and the applicable SEK/USD exchange rate, and what premium the offer consideration represents over such closing price. Please also revise page 3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Justin Kisner, Attorney-Adviser, at 202-551-3788, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3720 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: James Laufman
        Michael Post
        Infinera Corporation

        Tony Jeffries
        John Olson
        Jessica McBride
        Wilson Sonsini Goodrich & Rosati